Not for distribution to U.S. Newswire Services or for dissemination in the United States. Any failure to comply with this restriction may constitute a violation of U.S. Securities laws.

CANNEX TO COMMENCE TRADING ON THE CANADIAN SECURITIES EXCHANGE

Vancouver, British Columbia, March 12, 2018 – Further to its news releases dated October 10, 2017 and March 9, 2018, Arco Resources Corp. (NEX: ARR.H) (“Arco”) and Cannex Capital Group Inc. (“Cannex”) are pleased to announce that the parties have closed all transactions and received the required regulatory approvals, including from the NEX board of the TSX Venture Exchange (“NEX”) and the Canadian Securities Exchange (“CSE”), pursuant to which Arco has acquired all of the issued and outstanding securities of Cannex in exchange for securities of Arco (the “Transaction”).

The resulting issuer’s common shares will be listed under the name “Cannex Capital Holdings Inc.” (“Cannex Holdings”). Cannex Holdings’ common shares are expected to begin trading effective at market open on Wednesday, March 14, 2018 on the CSE under the symbol “CNNX”.

Anthony Dutton, Cannex Holdings’ Chief Executive Officer commented, “We look forward to having Cannex Holdings commence trading on the CSE as it represents a key advancement in our corporate business plan. A CSE listing will allow us to build a strong public shareholder base and more effectively pursue a number of near-term significant growth opportunities.”

About Cannex Capital Group

Cannex, through its wholly-owned subsidiaries, provides a range of comprehensive and flexible growth options for licensed cannabis cultivators, processors and/or dispensaries domestically and internationally, including providing turn-key real estate with operational infrastructure as well as long term advisory and consulting services.

Cannex has acquired BrightLeaf Development LLC (“BLD”), a limited liability company that, through subsidiaries, holds real estate assets, property leases, brands and intellectual property, and material supply agreements with Superior Gardens LLC (d/b/a Northwest Cannabis Solutions), Washington State’s and the Pacific Northwest’s largest full-line cannabis producer/processor, and also 7Point Holdings LLC, another Washington State licensed cannabis producer/processor.

Cannex is managed by a team of experienced industry and capital markets experts who are committed to aggressive, cost-effective growth and is based in Vancouver, British Columbia. Cannex is currently undertaking an expansion initiative to support the acquisition and development of additional assets, in Canada and internationally, that is expected to serve and support the growing legal medical and recreational cannabis markets. Cannex is also exploring several international opportunities in countries that have legal and strongly regulated medical and recreational cannabis sectors.

For further information please contact:

Cannex Capital Holdings Inc.
Anthony Dutton, CEO
adutton@cannexcapital.com
604-649-7787

Neither the NEX nor the CSE has in any way passed upon the merits of the Transaction or the listing of the common shares (the “Resulting Issuer Shares”) of Arco and Cannex as the “Resulting Issuer”, and has neither approved nor disapproved the contents of this news release.

All information contained in this news release with respect to Arco and Cannex was supplied by the parties, respectively, for inclusion herein, and each parties’ directors and officers have relied on the other party for any information concerning such party.

Forward Looking Statements

Statements in this news release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed here and elsewhere in Arco’s periodic filings with Canadian securities regulators. When used in this news release, words such as “will, could, plan, estimate, expect, intend, may, potential, believe, should,” and similar expressions, are forward-looking statements.

Forward-looking statements may include, without limitation, statements including statements related to future developments and the business and operations of the Resulting Issuer.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements. Such factors include, but are not limited to, the risk factors included in the Resulting Issuer’s listing statement filed with the CSE.

Cannex and Arco caution that the foregoing list of material factors is not exhaustive. When relying on the parties’ forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The parties have assumed that the material factors referred to in the previous paragraph will not cause such forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this news release represents the expectations of the parties as of the date of this news release and, accordingly, are subject to change after such date. The parties do not undertake to update this information at any particular time, except as required in accordance with applicable laws.

There can be no assurance that such information will prove to be accurate or that management's expectations or estimates of future developments, circumstances or results will materialize. As a result of these risks and uncertainties, the results or events predicted in these forward-looking statements may differ materially from actual results or events.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this news release are made as of the date of this release. Cannex disclaims any intention or obligation to update or revise such information, except as required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.